Calculation of Filing Fee Tables
S-8
INCYTE CORP
Table 1: Newly Registered Securities
	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
1	Equity	Common Stock, $.001 par value per share	Other	8,500,000	$ 68.82	$ 584,970,000.00	0.0001531	$ 89,558.91
Total Offering Amounts:						$ 584,970,000.00		$ 89,558.91
Total Fee Offsets:								$ 0.00
Net Fee Due:								$ 89,558.91
Offering Note
[1]	(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h)(1), based upon the average of the high and low sales prices of the Registrant's Common Stock on The Nasdaq Stock Market on June 12, 2025. (2) The Registrant is not relying on Rule 457(p) under the Securities Act to offset any of the filing fee due with respect to the Registration Statement to which this exhibit relates and, accordingly, Table 2 has been omitted.